# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scilex Holding Co, CIK 0001820190
CUSIP: 80880W106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 960 SAN ANTONIO ROAD, PALO ALTO, California (CA), 94303
Date of event which requires filing of this statement: 01/02/2025
Amends the filing with accession number 0001193125-23-247412
Filed by CIK 0001994894
Persons authorized to receive notices and communications: Xiao Xu, Sole Manager, SCLX Stock Acquisition JV LLC, 960 San Antonio Road, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- SCLX Stock Acquisition JV LLC (CIK 0001994894): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: subject company funds (SC); sole voting power 84,616,299; shared voting power 0; sole dispositive power 84,616,299; shared dispositive power 0; aggregate amount beneficially owned 84,616,299 (22.8% of the class)
  Comment: Note to Rows 7, 9, 11: Comprised of (i) 55,068,585 shares of common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company (the "Issuer"), (ii) 490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Amendment No. 4 to Schedule 13D (this "Amendment No. 4") has been filed with the Securities and Exchange Commission ("SEC"), and (iii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer ("Series A Preferred Stock") which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Issuer's Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022 (the "Certificate of Designations")) by $10.00) and as of the date of this Amendment No. 4 such preferred stock is entitled to 32,596,371 votes as a result of adjustments to the conversion price of such preferred stock in accordance with the terms of the Certificate of Designations.
  
  Note to Row 13: Percent of class beneficially owned is calculated based on 243,312,885 shares of Common Stock outstanding as of December 29, 2024, plus 490,617 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person that are exercisable within 60 days of the date on which this Amendment No. 4 has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person are not included in this percentage. The Reporting Person's aggregate voting power, including shares of Series A Preferred Stock (which as of the date of this Amendment No. 4 such preferred stock is entitled to 32,596,371 votes as a result of adjustments to the conversion price of such preferred stock in accordance with the terms of the Certificate of Designations) and assuming the exercise of all warrants held by the Reporting Person, is 31.89%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Scilex Holding Co
Address of issuer's principal executive offices: 960 SAN ANTONIO ROAD, PALO ALTO, California (CA), 94303
Comment:
Explanatory Note
This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on September 29, 2023 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company, a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed by the Issuer, the Issuer has issued Tranche B Senior Secured Convertible Notes, dated as of October 8, 2024, to each of Oramed Pharmaceuticals Inc. ("Oramed"), Nomis Bay Ltd, BPY Limited and 3i, LP (collectively, the "Tranche B Noteholders", and the notes, collectively, the "Tranche B Notes"). Pursuant to the Tranche B Notes, commencing on January 2, 2025 (the "First Amortization Payment Date"), the Issuer was required to redeem in cash (the "First Amortization Payment") such portion of the principal amount of the Tranche B Notes equal to each Tranche B Noteholder's Holder Pro Rata Amount (as defined in the Tranche B Notes) of $6,250,000 per fiscal quarter at a redemption price equal to 100% of such Amortization Amount (as defined in the Tranche B Notes).

On January 2, 2025, the Issuer and the Reporting Person entered into a deferral and consent letter with each of (i) Nomis Bay Ltd and BPY Limited (the "Nomis Bay Consent"), (ii) Oramed (the "Oramed Consent") and (iii) 3i, LP (the "3i Consent" and, together with the Nomis Bay Consent and the Oramed Consent, the "Tranche B Consents"), respectively, pursuant to which the Tranche B Noteholders agreed to defer the Issuer's obligation to make the First Amortization Payment until January 31, 2025. In consideration of such deferral, and to limit the Tranche B Noteholders' right to exercise certain secured creditor remedies (including recourse against the assets of the Reporting Person as a grantor under the Security Agreement (as defined in the Tranche B Consents)), the Reporting Person delivered to the Tranche B Noteholders (or their designee) by deposit/withdrawal at custodian with the Depository Trust Company an aggregate of 5,000,000 shares of Common Stock (the "Shares"), held by the Reporting Person, of which 2,500,000 shares were delivered to Oramed, 720,000 shares were delivered to BPY Limited, 1,280,000 shares were delivered to Nomis Bay Ltd, and 500,000 shares were delivered to 3i, LP.

In addition, pursuant to the Tranche B Consents, effective as of the latest of (i) the time of execution and delivery of the Tranche B Consents, (ii) the time of the delivery of the Shares and (iii) the time of grant of the Royalty and Exclusive Rights (each as defined in, and contemplated pursuant to, the Term Sheet that is an exhibit to the Tranche B Consents), the Tranche B Noteholders agreed to further defer the Issuer's obligation to make the First Amortization Payment until October 8, 2026, provided that the Issuer paid an aggregate of $1.11 million in respect of a portion of the First Amortization Payment and related make-whole interest (which amount has been paid).

The foregoing summary of the Nomis Bay Consent, the Oramed Consent and the 3i Consent do not purport to be complete and are qualified in their entireties by reference to the full text of these agreements, a copy of each of which is filed as an exhibit to this Amendment No. 4 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 4, the Reporting Person has not effected any transactions of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Nomis Bay Consent, the Oramed Consent and the 3i Consent and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Amendment No. 4 and are incorporated herein by reference.

Subsidiary Guarantee Amendment

As previously announced, on September 21, 2023, the Issuer and each of its subsidiaries, including the Reporting Person (collectively, the "Guarantors") entered into a subsidiary guarantee (the "Subsidiary Guarantee") with Oramed and Acquiom Agency Services LLC (the "Agent"), pursuant to which, the Guarantors have agreed to guarantee and act as surety for payment of that certain senior secured promissory note issued by the Issuer to Oramed (the "Tranche A Note") and any Additional Notes (as defined in the Subsidiary Guarantee). On October 8, 2024 and in connection with the Tranche B Notes, the Issuer, the Guarantors, Oramed and the Agent agreed to amend the Subsidiary Guarantee by entering into the Subsidiary Guarantee Amendment (the "Subsidiary Guarantee Amendment").

The foregoing summary of the Subsidiary Guarantee Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Subsidiary Guarantee Amendment, a copy of which is filed as an exhibit to this Amendment No. 4 and is incorporated herein by reference.

Amended and Restated Security Agreement

As previously announced, on September 21, 2023, the Issuer and the Guarantors, including the Reporting Person, entered into a security agreement (the "Security Agreement") with Oramed and the Agent, pursuant to which the Issuer and the Guarantors granted to the Agent a security interest in all or substantially all of the property of the Issuer and each Guarantor, respectively, to secure the prompt payment, performance and discharge in full of all of the Issuer's obligations under the Tranche A Note and Additional Notes and the Guarantors' obligations under the Subsidiary Guarantee, subject to certain customary limitations.

On October 8, 2024 and in connection with the Tranche B Notes, the Issuer, the Guarantors, including the Reporting Person, Oramed and the Agent agreed to amend and restate the Security Agreement by entering into the Amended and Restated Security Agreement (the "Amended and Restated Security Agreement") to grant to the Agent a security interest in all or substantially all of the property of the Issuer and each Guarantor, respectively, to secure the prompt payment, performance and discharge in full of all of the Issuer's obligations under the Tranche B Notes in addition to the obligations under the Tranche A Note, the Additional Notes and the Guarantors' obligations under the Subsidiary Guarantee, which had previously been secured under the Security Agreement, subject to certain customary limitations.

The foregoing summary of the Amended and Restated Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as an exhibit to this Amendment No. 4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Deferral and Consent under Tranche B Senior Secured Convertible Note, dated January 2, 2025, by and among the Issuer, the Reporting Person, Nomis Bay Ltd, BPY Limited and Acquiom Agency Services LLC.

2 Deferral and Consent under Tranche B Senior Secured Convertible Note, dated January 2, 2025, by and among the Issuer, the Reporting Person, Oramed Pharmaceuticals Inc. and Acquiom Agency Services LLC.

3 Deferral and Consent under Tranche B Senior Secured Convertible Note, dated January 2, 2025, by and among the Issuer, the Reporting Person, 3i, LP and Acquiom Agency Services LLC.

4 Subsidiary Guarantee Amendment, dated October 8, 2024, made by certain of the Issuer's subsidiaries, including the Reporting Person, in favor of the holders of that certain Tranche A Note.

5 Amended and Restated Security Agreement, dated October 8, 2024, by and the Issuer, the subsidiaries of the Issuer, including the Reporting Person, Oramed Pharmaceuticals Inc. and Acquiom Agency Services LLC.

## Signatures
- SCLX Stock Acquisition JV LLC: /s/ Xiao Xu, Xiao Xu, Sole Manager (01/06/2025)